Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

January 3, 2022

Loan Lauren Nguyen, Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Registration Statement on Form F-3
Filed July 9, 2021
File No. 333-257806

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated November 19, 2021, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 2   to the Registration Statement on Form F-3 (the “Amendment 1”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 2 compared against the Registration Statement filed on July 9, 2021 for your review.

Amendment No. 2 to Registration Statement on Form F-3 filed January 3, 2022

Cover Page

1.	We note your response to prior comment 3 and reissue in part. You defined “VIEs” here to include your PRC variable interest entities "Nanjing Recon Technology Co., Beijing BHD Petroleum Technology Co., and Future Gas Station (Beijing) Technology, Ltd., or 'Nanjing Recon,' 'BHD,' and 'FGS,' respectively." However, you also state that "[You] mainly conduct [y]our business through [y]our VIEs, Nanjing Recon, BHD and their respective subsidiaries by means of Contractual Arrangements." Please revise to clarify your disclosure. Also revise to refrain from using terms such as “our” when describing activities or functions of a VIE.

We have revised accordingly:

Unless otherwise stated, as used in this prospectus and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” or “our,” refers to RECON TECHNOLOGY, LTD, a Cayman Island holding company. “VIEs” refers to the PRC variable interest entities and their subsidiaries (Nanjing Recon Technology Co., Beijing BHD Petroleum Technology Co., and Future Gas Station (Beijing) Technology, Ltd., or “Nanjing Recon,” “BHD,” and “FGS,” respectively).

We have revised this disclosure and throughout the filing removing references to “our” when describing activities or functions of a VIE.

2.	We note your disclosure here and throughout your filing that you control and receive economic benefits of Recon Technology's business operations through the Contractual Arrangements. We also note the disclosure on page 5 that you are the primary beneficiary of the VIEs. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIEs. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

We have revised the cover page with the following (emphasis added):

We mainly conduct our business through the VIEs, Nanjing Recon, BHD and their respective subsidiaries by means of Contractual Arrangements. Because we do not hold equity interests in the VIEs and their subsidiaries, we are subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations regarding VIEs and the VIE structure, including but not limited to regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with our VIEs. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and as a result the value of Ordinary Shares may depreciate significantly or become worthless. At the time of this filing, the Contractual Agreements have not been tested in a court of law.

For U.S. GAAP purposes, each VIE has its own operating cash flow. Cash flow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our   behalf when we experience a cash shortage For the fiscal years ended June 30, 2020 and 2021, cash transferred from the Company to its VIEs was RMB1,890,340 and RMB9,000,000, respectively .   There was no cash transferred from the VIEs to the Company or fees paid on behalf of the Company by the VIEs during the years ended June 30, 2020 or 2021. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. Cash in the VIEs are expected to be retained for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or our VIEs. No dividends or distributions were made to any U.S. investors. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

3.	We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

We have revised the cover page with the following:

The VIE structure provides contractual exposure to foreign investment in Chinese-based companies, pursuant to which account rules require us to consolidate such VIEs’ financial results in our financial statements. VIE structures are generally used where Chinese law prohibits direct foreign investment in the operating companies.

Prospectus Summary, page 4

4.	We note your response to prior comment 4 and reissue it in part. In your prospectus summary, identify clearly the entity in which investors are purchasing their interest. Also revise the disclosure on page 4 to clarify that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

We have revised our prospectus summary to clearly identify to investors that Recon Technology, Ltd is the entity for purchasing its interest. We have revised the disclosure on page 4 to clarify that we are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements.

5.	We note your response to prior comment 5 and reissue it in part. In your risk factor summary, disclose the risk that the Chinese government may intervene or influence your operations at any time.

We have revised the risk factor summary under “Risks Related to Doing Business in China” with the following:

The Chinese government may intervene or influence our operations at any time.

6.	We note your response to prior comment 6. Please expand to disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

We have revised our prospectus summary under “Permission Required from the PRC Authorities for the VIEs’ Operation” with the following:

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen administration over illegal securities activities and the need to strengthen supervision with respect to overseas listings of Chinese companies. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may be announced or implemented with little or no advance notice. If we were required to obtain approval in the future, any failure to obtain such approval may materially and adversely impact our results of operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

7.	We note your response to prior comment 7 and reissue it in part. In your prospectus summary, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

We have revised our prospectus summary under “Transfer of Cash in the VIEs” with the following:

We are an exempted holding company incorporated in the Cayman Islands. If we determine to pay dividends on any of our Ordinary Shares in the future, as an exempted holding company, we will be dependent on receipt of funds from our WFOE.

The main source of funding for the WFOE is the Exclusive Technical Consultation and Service Agreement signed with the VIEs. According to that agreement, the WFOE is entitled to 100% of the VIEs’ quarterly profit by providing exclusive technical consulting services to the VIEs. The VIEs shall pay the corresponding amount according to the agreement. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to its shareholders only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, according to the current effective laws in Cayman Islands and Hong Kong, the resident companies could pay dividends to their shareholders. And there are no foreign exchange restrictions on these two areas. Therefore, the WFOE can distribute the income obtained under the Contractual Arrangement to Recon-IN in the form of dividends, with Recon-IN in turn distributing such revenues to us in the form of dividends, with we in turn would distribute such revenues to U.S. investors in the form of dividends.

8.	We note that you have added various tabulations of consolidating information on pages 7 and 8 in response to prior comment 8. However, it is unclear how you have segregated account balances and activity to distinctly report amounts pertaining to the parent, non-VIE subsidiaries, and VIE subsidiaries; and it is unclear how amounts depicted as eliminations would represent the consolidating adjustments. Please revise as necessary to limit the amounts reported in each column to the balances and activity that pertain to the legal entities that are grouped within each column, prior to consolidation, and to include line item details that are consistent with those utilized in preparing your financial statements. Please also reconcile or address any inconsistencies with the VIE information disclosed in Note 28 on page F-30 of your Form 20-F for the fiscal year ended June 30, 2020, and expand your accompanying narratives to describe the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs.

We have revised the prospectus summary with the following:

1.	The Form F-3 numbers should now conform to the Form 20-F. We corrected the error on the Form F-3 during our annual audit.

2.	All VIE numbers disclosed on page F-30 equal to Notes 28 now.

9.	We note your new disclosures related to your contractual arrangements. Please revise to include the dates of such material agreements and file or incorporate by reference these agreements with your registration statement.

We have noted the new disclosures related to our contractual arrangements and have revised to include the dates of such material agreements and either filed or incorporated by reference these agreements with our Form F-3.

10.	We note your response to prior comment 9 and reissue in part. Revise the disclosure on page 7 and elsewhere to also disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

We have revised our prospectus summary on page 7 by adding the following as a risk factor summary under “Risks Related to our Corporate Structure”:

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board determines that it cannot inspect or fully investigate our auditor, and that as a result an exchange may determine to delist our securities.

Risks Related to Doing Business in China

Our shares may be delisted under the Holding Foreign Companies Accountable Act if the

PCAOB is unable to inspect, page 13

11.	We note from the audit opinion and your risk factor that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

We have revised our risk factors by adding the following disclosure:

In the event that there is a lack of inspection or if Friedman LLP is unable   to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

12.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

We have revised our risk factors by modifying the following disclosure:

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Our current auditor, Friedman LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. We are not aware of any reasons to believe or conclude that Friedman LLP would not permit an inspection by PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Friedman LLP is unable to permit an inspection by the PCAOB , however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report.

On June 22, 2021, the U.S. Senate passed a bill titled as the Accelerating Holding Foreign Companies Accountable Act, or AHFCA Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Further, the PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC’s approval and it remains when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations and or PCAOB’s rule will be adopted.

The implications of this possible regulation in addition to the requirements of the HFCA Act and possibly, the AHFCA Act, if enacted, are uncertain. Such uncertainty could cause the market price of our shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act or the AHFCA Act. If our shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our shares

Information Incorporated by Reference, page 20

13.	Please update the information in this section to include your annual report on Form 20-F for the fiscal year ended June 30, 2021 and any other subsequent filings.

We have updated the information in the section titled “Information Incorporated by Reference” on page 20 to include our annual report on the Form 20-F for the fiscal year ended June 30, 2021, as filed with the SEC on November 15, 2021.

***

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer